CUSIP No. 31583B105                                         Page 1 of 22 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                             FIDELITY BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    31583B105
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 31583B105                                         Page 2 of 22 Pages


========== =====================================================================
  1        NAME OF REPORTING PERSON
           Financial Edge Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       202,050
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      202,050
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            202,050
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.6%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 31583B105                                         Page 3 of 22 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Financial Edge--Strategic Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       75,200
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      75,200
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            75,200
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.4%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 31583B105                                         Page 4 of 22 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Goodbody/PL Capital, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       18,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      18,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            18,000
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.6%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 31583B105                                         Page 5 of 22 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Archimedes Overseas, LTD
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Channel Islands
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       9,750
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      9,750
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,750
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 31583B105                                         Page 6 of 22 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       277,250
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      277,250
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            277,250
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.0%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 31583B105                                         Page 7 of 22 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Goodbody/PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       27,750
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      27,750
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            27,750
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 31583B105                                         Page 8 of 22 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           John Wm. Palmer
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       305,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      305,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            305,000
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 31583B105                                         Page 9 of 22 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Richard J. Lashley
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      150
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       305,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       150
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      305,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            305,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 31583B105                                         Page 10 of 22 Pages


========== =====================================================================
  1        NAME OF REPORTING PERSON
           Garrett Goodbody
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       27,750
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      27,750
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            27,750
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 31583B105                                         Page 11 of 22 Pages


Item 1.  Security and Issuer

         This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); Archimedes Overseas, LTD, a Channel Islands investment company ("Archimedes"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Garrett Goodbody, Managing Member of Goodbody/PL LLC. All of the filers of this Schedule 13D are collectively the "Group."

         This Schedule 13D relates to the common stock ("Common Stock") of Fidelity Bancorp, Inc. (the "Company" or "Fidelity Bancorp"). The address of the principal executive offices of the Company is 5455 W. Belmont Avenue, Chicago, IL 60641. The joint filing agreement of the members of the Group is attached as
Exhibit 1.

Item 2.   Identity and Background

         (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Garrett Goodbody, with respect to the shares of Common Stock beneficially owned by them, as follows:

         (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

         (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

         (3) shares of Common Stock held in the name of Archimedes, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, which has trading and certain other discretionary authority over Archimedes; and

         (4)      shares of Common Stock owned of record by Mr. Lashley.

         The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Mr. Goodbody is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer, Lashley and Goodbody is investment management.

         The business address of Archimedes is 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

CUSIP No. 31583B105                                         Page 12 of 22 Pages

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         In aggregate, the Group owns 305,150 shares of Common Stock.

         The amount of funds expended by Financial Edge Fund to acquire the 202,050 shares of Common Stock it holds in its name is $3,124,745. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended by Financial Edge Strategic to acquire the 75,200 shares of Common Stock it holds in its name is $1,380,369. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Credit Suisse First Boston Corp., NY ("CSFB") and from Bear Stearns extended in the ordinary course of business.

         The amount of funds expended by Goodbody/PL LP to acquire the 18,000 shares of Common Stock it holds in its name is $264,750. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

         The amount of funds expended by Archimedes to acquire the 9,750 shares of Common Stock it holds in its name is $157,370. Such funds were provided in part from Archimedes' available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

         The amount of funds expended by Mr. Lashley to acquire the 150 shares of Common Stock he holds in his name is $2,561. Such funds were provided from Mr. Lashley's personal funds.

         All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns or CSFB, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans

CUSIP No. 31583B105                                         Page 13 of 22 Pages

generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

         Members of the Group believe the Company's stock is undervalued, relative to its underlying franchise value, due in part to the Company's: (1) small market capitalization; (2) illiquid stock; and (3) infrequent use of stock buybacks within the past 18 months.

         Members of the Group also believe that the Company's recent entry into the leasing business is inappropriate and inconsistent with the Company's historical business model, risk profile and asset quality. Members of the Group believe that the Company currently does not have sufficient expertise to manage the leasing business, and that the cost to acquire or build the appropriate expertise would be prohibitive and exceed any prospective risk-adjusted benefit.

         Members of the Group believe the recent quarterly results of the Company have benefited from the favorable, low interest rates and "steep yield curve" prevailing in the marketplace, conditions favorable to thrifts such as the Company. These conditions are likely not to persist in perpetuity, therefore, the Group believes the Company's long term prospects as an independent thrift are in question. Members of the Group also believe Fidelity Bancorp's stock price will remain permanently undervalued (relative to its value in a sale to a larger financial services institution) because the Company is a small thrift operating in a highly competitive industry and market area.

         Despite the Group's concerns about Fidelity Bancorp's stock valuation and long-term prospects as an independent company, the Group believes the Company is located in a highly desirable market area (Chicago) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company.

         Based upon recent merger multiples and our understanding of the market area and the Company, it is the Group's opinion that the Company could garner a takeover premium that would be attractive to shareholders and exceeds any value the Company might realistically produce by remaining independent.

         Therefore, at this time the Group believes that the optimal way to maximize the value of the Company's franchise, and dramatically increase shareholder value, is for the Board of Directors of Fidelity Bancorp to investigate the sale of the Company to a larger financial services organization. Members of the Group met with the management of Fidelity Bancorp on November 27, 2001, and hope to meet with the management of the Company periodically to discuss the Group's concerns and issues.

         On June 4, 2002, Richard Lashley sent a letter to the Company demanding an opportunity to inspect and copy, among other things, a current list of stockholders. The Group is demanding the stockholder list for the purpose of evaluating seeking election or appointment to

CUSIP No. 31583B105                                         Page 14 of 22 Pages

the Board of Directors of the Company in connection with the 2003 Annual Meeting. A copy of the letter is attached as Exhibit 2.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this
Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through
(j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Company

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,081,490, as of March 31, 2002, as reported on the Company's press release dated April 15, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market.

(A)      Financial Edge Fund

         (a)-(b)  See cover page.

         (c) Financial Edge Fund has made no purchases or sales of Common Stock since the Original 13D.

         (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)      Financial Edge Strategic

         (a)-(b)  See cover page.

         (c) Financial Edge Strategic has made no purchases or sales of Common Stock since the Original 13D.

         (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 31583B105                                         Page 15 of 22 Pages

(C)      Goodbody/PL LP

         (a)-(b)  See cover page.

         (c)      Goodbody/PL LP made no purchases of Common Stock in the last
                  60 days.

         (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)      Archimedes

         (a)-(b)  See cover page.

         (c) Archimedes has made no purchases or sales of Common Stock since the Original 13D.

         (d) Goodbody/PL LLC has discretionary authority over Archimedes. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley may be deemed to share with Goodbody/PL LLC voting and disposition power with regard to the shares of Common Stock held by Archimedes.

(E)      PL Capital

         (a)-(b)  See cover page.

         (c)      PL Capital has made no purchases of Common Stock directly.

         (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(F)      Goodbody/PL LLC

         (a)-(b)  See cover page.

         (c) Goodbody/PL LLC has made no purchases of Common Stock directly.

CUSIP No. 31583B105                                         Page 16 of 22 Pages

         (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)      Mr. John Palmer

         (a)-(b)  See cover page.

         (c)      Mr. Palmer has made no purchases of Common Stock directly.

(H)      Mr. Richard Lashley

         (a)-(b)  See cover page.

         (c) Mr. Lashley has made no purchases of Common Stock in the past 60 days.

(I)      Mr. Garrett Goodbody

         (a)-(b)  See cover page.

         (c)      Mr. Goodbody has made no purchases of Common Stock directly.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.  Material to be Filed as Exhibits

         No.      Description
         ---      -----------
         1        Joint Filing Agreement*
         2        Letter from Richard Lashley to Raymond S. Stolarczyk, dated
                  June 4, 2002.

CUSIP No. 31583B105                                         Page 17 of 22 Pages

------------------------
*Filed with an earlier-filed version of this Schedule 13D (as most recently amended, the "Original 13D").

CUSIP No. 31583B105                                         Page 18 of 22 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 11, 2002

                           -----------------------------------------------------
                           FINANCIAL EDGE FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                           -----------------------------------------------------
                           FINANCIAL EDGE-STRATEGIC FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                           -----------------------------------------------------
                           PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                           -----------------------------------------------------
                           GOODBODY/PL CAPITAL, L.P.

                           By:      GOODBODY/PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                                    /s/ Garrett Goodbody
                                    Garrett Goodbody
                                    Managing Member
                           -----------------------------------------------------

CUSIP No. 31583B105                                         Page 19 of 22 Pages


                           -----------------------------------------------------
                           GOODBODY/PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                                    /s/ Garrett Goodbody
                                    Garrett Goodbody
                                    Managing Member
                           -----------------------------------------------------
                           ARCHIMEDES OVERSEAS, LTD

                           By:      GOODBODY/PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                                    /s/ Garrett Goodbody
                                    Garrett Goodbody
                                    Managing Member
                           -----------------------------------------------------



------------------------------------------------------------

By:      /s/ John Palmer
         John Palmer

------------------------------------------------------------

By:      /s/ Richard Lashley
         Richard Lashley

------------------------------------------------------------

By:      /s/ Garrett Goodbody
         Garrett Goodbody

------------------------------------------------------------